Exhibit 99.2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints each of Steven I. Suzzan and Manuel G. R. Rivera, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign on his behalf, to the extent permitted by law, Form 6-Ks required to be filed by Randgold Resources Limited under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney as of the 25th day of May, 2012.

/s/ Martin Welsh
Martin Welsh
General Counsel and Secretary